

February 28, 2023

Erez Nachtomy
Chief Executive Officer
SHL Telemedicine Ltd.
90 Yigal Alon Street
Tel Aviv 67891, Israel

      Re: SHL Telemedicine Ltd.
         Amendment No. 1 to Draft Registration Statement on Form 20FR12B
         Submitted February 13, 2023
         CIK No. 0001166834

Dear Erez Nachtomy:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form 20-F

Overview, page 23

1.   We note your disclosure on page 25 regarding SHL's SmartHeart solutions' benefits. Please provide the basis for your first three claims or clarify, if true, that such claims in the first paragraph on page 24 are based on results from clinical studies.

Impact of COVID-19 on Our Business and Operations, page 38

2.   We note your response to prior comment 5. We also note the disclosure that the COVID-19 pandemic provided opportunities for the company to position itself for future growth with increased demand for telemedicine services. If material, revise to balance your disclosure by noting the on-going changes to COVID-19 and potential demand for in-

person services. As applicable, revise to include related risk factor disclosure.

3.   We note the risk factor disclosure that there "remain increased risks of cyberattacks on information technology systems used in remote working environments" and "increased privacy-related risks due to remote processing of health-related personal information." Please revise to:

- disclose whether the company has been the target of a cyberattack and the impact of such an attack;
- update your risks characterized as "potential" if you have experienced a cyberattack and include steps taken to mitigate the threat of a future cyberattack; or
- clarify that the company has not previously been the target of a cyberattack.

Financial Arrangements, page 52

4.   Given that the options have all expired as of February 16, 2023, please update this disclosure to discuss the ultimate outcome of these financial instruments i.e.the number of options exercised, the number of shares issued, and the amount of proceeds received. Also, please provide pro forma data on page 3 if there was a material impact on total equity.

Seller Put Option, page 54

5.   Please expand your disclosure to clearly explain to readers how the $10.2 million "gross liability" is presented in the financial statements. Please use terminology other than "liability" if the entire obligation is not actually classified as a liability on your Balance Sheets. Disclose also the qualitative economic and market factors that support your conclusion that a put option exercisable for an estimated $10.2 million has a fair value of zero at June 30, 2022. Further, please tell us where the applicable accounting policy you selected is disclosed in the financial statements. The accounting policy should clearly quantify the amounts that are deducted from the "Put option to non-controlling interests, net" and "Call option to non-controlling interests, net" Balance Sheet accounts.

Intellectual Property, page 55

6.   We acknowledge your revised disclosure and reissue Comment #10, in part. Please revise to provide the certain type of patent protection provided by the specified jurisdiction. For example, please clarify whether they are design, plant, provisional, or utility patents.

Inventory, page F-3

7.   We understand that your $5 million inventory balance at June 30, 2022 is entirely classified as a current asset even though product sales for the period were less than $700,000. Given the materiality of this item to your current assets, please tell us the actual dollar amount of June 30, 2022 inventory that you have subsequently sold and whether negative margins were incurred.

You may contact Julie Sherman at 202-551-3640 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Loan Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Scott R. Saks